EXHIBIT 6.36

Newdene Gold Inc.

September 30, 2021

Matt Simpson

Brazil Potash Corp.

198 Davenport Road

Toronto, Ontario

M5R 1J2

Dear Mr. Simpson:

Re:	Maturity Date Extension

Further to our recent discussions, in accordance with Paragraph 2 of the Loan Agreement, Newdene Gold Inc. hereby confirms the extension of the Maturity Date of the Loan from December 31, 2021 to June 30, 2022.

As of the date hereof, the aggregate amount owing to Newdene Gold Inc. pursuant to the Loan Agreement is US$141,568.77, consisting of US$135,000 in Principal and US$6,568.77 in interest. All capitalized terms referred to herein have such meaning as set out in the Loan Agreement.

Kindly indicate your agreement and acceptance of the extension of the Maturity Date and amounts owing set forth herein by executing the below.

Yours very truly,

Newdene Gold Inc.

/s/ Kam Gill
Kam Gill, Director

Accepted and agreed as of the date first written above:

BRAZIL POSTASH CORP.

/s/ Matt Simpson
Matt Simpson, CEO